SECUR 06051068 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Infinium Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergei Tchetvertnykh (416)360-1920
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Sergei Tchetvertnykh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Infinium Securities, Inc., as

of **September 30**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Darwin Gordon Willoughby
a Commissioner, etc., City of Toronto
for the Canadian Corps of
Commissionaires
Expires June 26, 2008

Notary Public

Signature

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

INFINIUM SECURITIES, INC.
Financial Statements
For the Year Ended
September 30, 2006
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Infinium Securities, Inc.

We have audited the accompanying balance sheet of Infinium Securities, Inc. as of September 30, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinium Securities, Inc. at September 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 22, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

INFINIUM SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	107,471
Clearing deposit		101,439
Due from clearing broker-dealer		2,815,104
Office furniture and equipment, net of accumulated depreciation of $2,900		38,062
Prepaid expenses		11,868
Lease deposit		20,642
Total assets	$	3,094,586

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	16,740
Accrued payroll		37,135
		53,875
Subordinated notes payable to Parent		3,150,000
Interest payable - subordinated notes		134,247
Total liabilities		3,338,122
STOCKHOLDER'S EQUITY:		
Common stock, stated value $1, 1,000 shares authorized, issued and outstanding		1,000
Accumulated deficit		(244,536)
Total stockholder's equity (deficit)		(243,536)
Total liabilities and stockholder's equity	$	3,094,586

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2006

REVENUES	
Advisory fees from parent	$ 750,000
Commissions	315,014
Interest income	29,473
Other income	98,934
	1,193,421
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	1,062,976
Interest expense - subordinated loan	109,247
Occupancy	36,239
Other operating expenses	206,346
	1,414,808
NET LOSS BEFORE INCOME TAXES	(221,387)
INCOME TAXES	-
NET LOSS	$ (221,387)

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (221,387)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,878
Increase in clearing deposit	(1,358)
Increase in due from clearing broker	(2,815,104)
Increase in prepaid expenses	(10,465)
Increase in lease deposit	(15,137)
Increase in accrued payroll	30,402
Increase in interest payable	109,246
Increase in accounts payable	16,740
NET CASH USED BY OPERATING ACTIVITIES	(2,904,185)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(39,595)
NET CASH USED BY INVESTING ACTIVITIES	(39,595)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated notes payable to Parent	2,950,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,950,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,220
CASH AND CASH EQUIVALENTS:	
Beginning of year	101,251
End of year	$ 107,471

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2006

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, October 1, 2005	$ 1,000	$ (23,149)	$ (22,149)
Net (loss)		(221,387)	(221,387)
Balance, September 30, 2006	$ 1,000	$ (244,536)	$ (243,536)

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company is wholly owned by Infinium Holdings, Inc., a Canadian company. The Company's primary business is investment advisory and investment banking services. Substantially all of the Company's business during the year ended September 30, 2006 was to provide services to its Parent.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforward.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $2,933,433, which was $2,833,433 in excess of its required net capital of $100,000.

NOTE C – RELATED PARTIES

All of the Company's advisory fee revenue during the fiscal year ended September 30, 2006 was earned from advisory fees paid by its Parent for services.

In addition, under an expense sharing arrangement, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for management fees determined pursuant to a ratio based on personnel time allocations. No management fees were paid or payable for the year ended September 30, 2006 pursuant to the expense sharing arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – SUBORDINATED NOTE PAYABLE TO RELATED PARTY

The Company has entered into Subordinated Loan Agreements ("Agreements") with its Parent. The Agreements were approved by National Association of Securities Dealers.

Under subordinated loans, the funds loaned can be used without restriction by the Company, and the lender's claim against the Company is subordinate to all other parties.

No interest has been paid to date. The outstanding subordinated notes at September 30, 2006 exclusive of accrued interest are the following:

15% note due November 2008	$ 200,000
15% note due June 2007	200,000
10% note due July 2009	2,750,000
	$ 3,150,000

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006

NOTE E – LEASES

Effective July 1, 2006, the Company leases office premises under an operating lease which expires March 31, 2008. Future minimum lease commitments under the office premises lease at September 30, 2006 are approximately $83,000 for 2007 and $41,000 for 2008.

Rent expense for the year ended September 30, 2006 was approximately $36,000.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (49,000)
Deferred income taxes	49,000
Income tax expense (benefit)	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at September 30, 2006 relate primarily to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 54,000
Deferred tax valuation allowance	(54,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at September 30, 2006, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2025.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $247,000 that begins to expire in 2024..

SUPPLEMENTAL INFORMATION

SCHEDULE I
INFINIUM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2006

NET CAPITAL:

Total stockholder's equity (deficit)	$ (243,536)
Add: Subordinated notes payable to parent	3,150,000
Accrued interest on subordinated notes	134,247
	3,040,711
Less nonallowable assets:	
Office furniture and equipment	38,062
Prepaid expenses	11,868
Lease deposit	20,642
Petty cash	1,540
Due from foreign broker-dealer	25,164
	97,276
Net capital before haircut	2,943,435
Less:	
Haircuts	(2)
Last year subloan interest	(10,000)
Net capital	2,933,433
Less required net capital	(100,000)
Excess net capital	$2,833,433
Aggregate indebtedness	$ 53,875
Percentage of aggregate indebtedness to net capital	1.8%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2006

Net capital as reported in Part IIA of Form X-17(a)5	$2,945,165
Audit adjustment to record additional accounts payable	(11,732)
Net capital as reported above	$2,933,433

INFINIUM SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Balance, beginning of year	$ 200,000
Additional proceeds	2,950,000
Repayments	-
Balance at end of year	$3,150,000

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Parent
Infinium Securities, Inc.

In planning and performing our audit of the financial statements of Infinium Securities, Inc., for the year ended September 30, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Infinium Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 22, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC